United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

January 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING OF COMPANHIA VALE DO RIO DOCE (CVRD) HELD ON THE THIRTIETH DAY OF DECEMBER OF THE YEAR TWO THOUSAND AND THREE.

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

01 -	DATE, TIME AND VENUE:

At the Company’s head offices located at Avenida Graça Aranha # 26 – 19th floor, Rio de Janeiro, on December 30, 2003 at 11:00 am.

02 -	BOARD:

Chairman: Mr. Ricardo Carvalho Giambroni
Secretary: Mr. Clovis Torres Junior

03 -	ATTENDANCE AND QUORUM:
Shareholders representing more than one third of the voting capital, based on signatures in the Shareholder Attendance Register, thus establishing a quorum for the resolutions pursuant to the Agenda. Also present was Mr. Carlos Eduardo Padilha, representative of Deloitte Touche Tohmatsu Auditores Independentes, under the terms of § 1 of article 8 of Law # 6,404/76.

04 -	INVITATION:

The Extraordinary Shareholders Meeting was duly convened through a Public Notification published in the Rio de Janeiro Official State Gazette on December 15, 16 and 17, 2003, in the newspaper Jornal do Commercio on December 13, 14, 15 and 16, 2003 and in the newspaper Diário do Comércio e Indústria on December 15, 16 and 17, 2003, having the following agenda:

1)	Election of the members of the Board of Directors;

2)	Under the terms of articles 224 and 225 of Law # 6,404/76, approve the Presentations and Justifications for the merge of Rio Doce Geologia e Mineração S.A. – Docegeo, Mineração Serra do Sossego S.A., Vale do Rio Doce Alumínio S.A. — Aluvale and Mineração Vera Cruz S.A. into CVRD, all the above mentioned companies wholly-owned subsidiaries of CVRD;

3)	Ratify the appointment of specialist firms hired to valuate the companies to be merged into CVRD;

Minutes of the Extraordinary General Shareholders Meeting of Companhia Vale do Rio Doce held on the thirtieth day of December of the year two thousand and three

4)	Approve the respective Appraisal Reports prepared by the specialist firms; and

5)	Approve the merge into CVRD, without capital increase and without issuance of new shares, of Rio Doce Geologia e Mineração S.A. – Docegeo, Mineração Serra do Sossego S.A., Vale do Rio Doce Alumínio S.A. — Aluvale and Mineração Vera Cruz S.A. by this Company.

05 -	READING OF DOCUMENTS:

Shareholders dispensed with the reading of the Presentations and Justifications for merger of the companies Rio Doce Geologia e Mineração S.A. – Docegeo, Mineração Serra do Sossego S.A., Vale do Rio Doce Alumínio S.A. — Aluvale and Mineração Vera Cruz S.A. into CVRD and the Appraisal Reports, as well as the Reports drawn up by this Company’s Fiscal Counsel, since the contents thereof were already known to all, the aforementioned documents having been certified by the Chairman and filed at the Company’s head office.

06-	RESOLUTIONS APPROVED UNANIMOUSLY, WITH THE ABSTENTION OF THE SHAREHOLDER VANGUARD EMERGING MARKETS STOCK INDEX FUND CONCERNING THE ITEM 6,2 BELOW:

6,1 — the transcription of the present Minutes in summary form and publication thereof, omitting the signatures of the Shareholders present, in accordance with article 130, § §1 and 2 of Law # 6,404/76;

6,2 — the appointment of the members of the Board of Directors elected in the Company’s Board of Directors Meeting of September 24, 2003, as full members and respective alternates Messrs.: (i) KATSUTO MOMII, Japanese, married, business administrator, bearer of passport nr. TF6338870, with commercial address at 2-1, Ohtemachi 1-chome, Chiyoda-ku, Tóquio, 100-0004, Japan, and ISAO YASOZUMI, Japanese, married, economist, bearer of identity card nr. RNE nº V137684-6 SE/DPMAF/DPF, enrolled at the CPF under the nr. 013,823,187-74, with commercial address at Praia do Flamengo, 200, 14th floor, Flamengo, Rio de Janeiro, RJ; (ii) OSCAR AUGUSTO DE CAMARGO FILHO, Brazilian, divorced, lawyer, bearer of identity card nr. 1,952,457-2 SSP-SP, enrolled at the CPF under the nr. 030,754,948-87, with commercial address at Avenida das Américas, 700, Bloco 6, room 313, Barra da Tijuca, Rio de Janeiro, RJ, and WANDERLEI VIçOSO FAGUNDES, Brazilian, married, economist, bearer of identity card nr. 1,957,337 IFP, enrolled at the CPF under the nr. 043,341,757-91, with commercial address at Avenida das Américas, 700, Bloco 6, room 313, Barra da Tijuca, Rio de Janeiro, RJ; (iii) JOãO MOISéS DE OLIVEIRA, Brazilian, married, economist, bearer of identity card nr. 3,776,190 SSP/SP, enrolled at the CPF under the nr. 090,620,258/20, with commercial address at Avenida Brigadeiro Faria Lima 3,064, 6th floor, Jardim Paulistano, São Paulo, SP, as a susbstitute member for the full member Mário da Silveira Teixeira Júnior; and (iv) RôMULO DE MELLO DIAS, Brazilian, married, economist, bearer of identity card nr. 05,350,467-6, enrolled at the CPF under the nr. 604,722,787-20, with commercial address at Avenida Brigadeiro Faria Lima 3,064, 6th

2

Minutes of the Extraordinary General Shareholders Meeting of Companhia Vale do Rio Doce held on the thirtieth day of December of the year two thousand and three floor, Jardim Paulistano, São Paulo, SP, as a susbstitute member for the full member Renato da Cruz Gomes. Because of the resignation of Messrs. Luiz Alexandre Bandeira de Melo and Alcio Ferreira Passos, was also approved the election of the shareholders JAQUES WAGNER, Brazilian, married, brasileiro, casado, business administrator, bearer of identity card nr. 02,286,181-9 IFP/RJ, enrolled at the CPF under the nr. 264,716,307-72, resident and domiciled at Rua Prof. Aristides Novis, 680/2401, Salvador, BA, as a full member of the Company’s Board of Directors, and ANTONIO CARLOS DIAS PASTORI, Brazilian, legally separated, accountant, bearer of identity card nr. 47,630-0 CRC/RJ, enrolled at the CPF under the nr. 194,602,956-49, with commercial address at Avenida Chile, 100, 6th floor, Rio de Janeiro, RJ, as his respective alternate member. The Board of Directors members now appointed declare that, according to the applicable laws, are entirely able to exercise their duties, their mandate will least until the 2005 General Shareholdrs Meeting and will be remunerated according to the item 3,2,3 of the Minutes of the General Sharehgolders Meeting of CVRD held on May 21, 2003. For the provisions established at article 146, § 2 of Law 6,404/76, Mr. Katsuto Momii designated Mr. YUKI KODERA, Japanese, married, lawyer, bearer of identity card nr. RNE V094145/M, enrolled at the CPF under the nr. 889,405,946/49, resident and domiciled at Avenida Rui Barbosa, nº 500, apto. 801, Rio de Janeiro, RJ his attorney. Therefore, CVRD Board of Directors has the following composition: Mr. Sérgio Ricardo Silva Rosa, as full member, and Mr. Ivan Luiz Modesto Schara, as his respective alternate; Mr. Erik Persson, as full member, and Mr. Gerardo Xavier Santiago, as his respective alternate; Mr. Ricardo Carvalho Giambroni, as full member, and Mr. Octávio Mauro Muniz Freire Alves, as his respective alternate; Mr. Arlindo Magno de Oliveira, as full member, and Mr. Jorge Luiz Pacheco, as his respective alternate; Mr. Francisco Valadares Póvoa, as full member, and Mr. Otto de Souza Marques Júnior, as his respective alternate; Mr. Mário da Silveira Teixeira Júnior, as full member, and Mr. João Moisés de Oliveira, as his respective alternate; Mr. Renato da Cruz Gomes, as full member, and Mr. Rômulo de Mello Dias, as his respective alternate; Mr. Katsuto Momii, as full member, and Mr. Ysao Yasozumi, as his respective alternate; Mr. Oscar Augusto de Camargo Filho, as full member, and Mr. Wanderlei Viçoso Fagundes, as his respective alternate; Mr. Cláudio Bernardo Guimarães de Moraes, as full member, and Mrs. Ana Marta Horta Veloso, as his respective alternate; and Mr. Jaques Wagner, as full member, and Mr. Antonio Carlos Dias Pastori, as his respective alternate. The Shareholders who participated in the Meeting congratulated the members of the Board of Directors that resigned for the relevant services rendered for the Company;

6,3 — the Presentations and Justifications for the merger of the companies Rio Doce Geologia e Mineração S.A. – Docegeo, Mineração Serra do Sossego S.A., Vale do Rio Doce Alumínio S.A. – Aluvale and Mineração Vera Cruz S.A. into CVRD, all the above mentioned companies wholly-owned subsidiaries of CVRD;

6,4 — the ratification of the appointment of Deloitte Touche Tohmatsu Auditores Independentes, specialist firm which, pursuant to article 8 of Law # 6,404/76, performed valuations of the assets of Rio Doce Geologia e Mineração S.A. – Docegeo, Mineração Serra do Sossego S.A., Vale do Rio Doce Alumínio S.A. – Aluvale and Mineração Vera Cruz S.A., which, upon prior consultation, accepted the engagement and is able to deliver

3

Minutes of the Extraordinary General Shareholders Meeting of Companhia Vale do Rio Doce held on the thirtieth day of December of the year two thousand and three the Appraisal Reports relating to the shareholders’ equities of the respective companies, to be transferred to this Company’s assets;

6,5 — the Appraisal Reports of Rio Doce Geologia e Mineração S.A. – Docegeo, Mineração Serra do Sossego S.A., Vale do Rio Doce Alumínio S.A. – Aluvale and Mineração Vera Cruz S.A., prepared by Deloitte Touche Tohmatsu Auditores Independentes;

6,6 — the consolidations into CVRD, without issuance of new shares or alteration in the Company’s capital, of Rio Doce Geologia e Mineração S.A. – Docegeo, Mineração Serra do Sossego S.A., Vale do Rio Doce Alumínio S.A. – Aluvale and Mineração Vera Cruz S.A., at the respective net book value as per the balance sheets at November 30, 2003, with the transfer of their assets to this Company. With the merger of Rio Doce Geologia e Mineração S.A. – Docegeo, Mineração Serra do Sossego S.A., Vale do Rio Doce Alumínio S.A. – Aluvale and Mineração Vera Cruz S.A. into CVRD, the Company unconditionally assumes all properties, rights and obligations of the respective companies, of a legal or conventional order, under the terms of current legislation.

07 -	CLOSING:

Having no further business, at 12:00 pm, the works were suspended for the time necessary to transcribe these Minutes. The session was subsequently reopened, the Minutes were read, approved and signed by the Secretary, the Chairman and all Shareholders present.

Ricardo Carvalho Giambroni
Chairman

Clovis Torres Junior
Secretary

4

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2004	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer